Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation
Manhattan Bagel Company, Inc.	New Jersey
Chesapeake Bagel Franchise Corp.	New Jersey
Einstein and Noah Corp.	Delaware
Einstein/Noah Bagel Partners, Inc.	California
I. & J. Bagel, Inc.	California